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                           August 13, 2020

       Troy E. Wilson, Ph.D., J.D.
       President and Chief Executive Officer
       Kura Oncology, Inc.
       12730 High Bluff Drive, Suite 400
       San Diego, CA 92130

                                                        Re: Kura Oncology, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 6,
2020
                                                            File No. 333-241663

       Dear Dr. Wilson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Charles Bair, Esq.